Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows our unaudited ratios of earnings to fixed charges for each of the preceding three fiscal years.

 (In US dollars except ratio amounts)

	For the years ended June 30,
	2017	2016	2015
Earnings
Income before taxes	$22,301,280	$12,881,842	$29,219,646

Adjustments:
Interest expense	2,094,587	524,409	188,173
Interest component of rental expense (1)	82,561	90,452	63,413
Total earnings available for fixed charges	$24,478,428	$13,496,703	$29,471,232

Fixed charges
Interest expense	$2,094,587	$524,409	$188,173
Interest component of rental expense (1)	82,561	90,452	63,413
Total fixed charges	$2,177,148	$614,861	$251,586

Ratio of Earnings to Fixed Charges	11.24	21.95	117.14

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.